

Mail Stop 4561

August 6, 2009

Albert R. Reda
Chief Executive Officer
Seamless Corporation
800 North Rainbow Blvd., Suite 208
Las Vegas, NV 89107

>   **Re: Seamless Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed July 29, 2009**
>   **File No. 000-20259**

Dear Mr. Reda:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General

1.   Revise your filing to disclose your new name in the body of the information statement and to discuss the reasons for your name change.

Grant Authority to the Board of Directors, page 1

2.   We note your statements that the board has determined that it would be in the company's best interest to change the company's domicile, that Florida would provide for a better business environment, and that the company would benefit from lower tax and operational costs. Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the

change in law from Nevada to Florida and as a result of any amendments to your charter documents.

3.   Your discussion of the change in domicile should be significantly expanded. The information statement should disclose all material differences between the two bodies of law and between your charter documents before and after the change in domicile. Further, if you have elected to include provisions in your new charter documents that offer management greater flexibility or impose greater burdens on shareholders than the result the Florida statute would impose absent the provisions, this should be disclosed.

4.   Please identify any charter provision or provision of Florida law having anti-takeover effects and address the overall impact of such provisions. See SEC Release No. 34-15230 (October 13, 1978).

5.   You state that the move will be effected "by filing an amendment to the Company's Articles of Incorporation with the Nevada Secretary of State's office and will become effective upon such filing and final approval of the board of directors of the Company." Please revise your filing to briefly describe the mechanics of the merger, or series of similar transactions, that will be used to effectuate the change in domicile.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel